SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934*

Five Oaks Investment Corp.

(Name of Issuer)

Common Stock, Par Value $0.01 Per Share

(Title of Class of Securities)

33830W106
(CUSIP Number)

Matthew J. Murabito, Esq.
General Counsel
XL Group Investments LLC
1540 Broadway, 25th Floor
New York, New York 10036
(212) 915-6140

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

With a copy to:

Robert B Stebbins, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, New York 10019
(212) 728-8000

March 27, 2013

(Date of Event which Requires
Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box:  ☐

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 33830W106		Page 2 of 17 pages

1		NAMES OF REPORTING PERSONS XL Investments Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) WC
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,229,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,229,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.70%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 3 of 17 pages

1		NAMES OF REPORTING PERSONS XL Group Investments Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,229,167
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,229,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,229,167
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.70%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 4 of 17 pages

1		NAMES OF REPORTING PERSONS XL Insurance (Bermuda) Ltd
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Bermuda
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,237,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,229,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.81%
14		TYPE OF REPORTING PERSON (See Instructions) CO

SCHEDULE 13D

CUSIP No. 33830W106		Page 5 of 17 pages

1		NAMES OF REPORTING PERSONS XL Group Investments LLC
2		CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5		CHECK IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 3,237,342
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 3,229,167
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,237,342
12		CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 43.81%
14		TYPE OF REPORTING PERSON (See Instructions) OO

Item 1.	Security and Issuer.

This statement on Schedule 13D (this “Schedule 13D”) relates to the common stock, par value $0.01 per share (“Common Stock”), of Five Oaks Investment Corp., a Maryland corporation (the “Company”), and is being filed pursuant to Rule 13d-1 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).  The address of the principal executive offices of the Company is 641 Lexington Avenue, Suite 1432, New York, New York 10022.

Item 2.	Identity and Background.

(a) This Schedule 13D is being filed on behalf of XL Investments Ltd, a Bermuda limited liability company (“XL Investments”), XL Group Investments Ltd, a Bermuda limited liability company (“XLGI Ltd”), XL Insurance (Bermuda) Ltd, a Bermuda limited liability company (“XL Insurance”), and XL Group Investments LLC, a Delaware limited liability company (“XLGI LLC” and, together with XL Investments, XLGI Ltd and XL Insurance, the “Reporting Persons”).

(b) The address of the principal office of (i) XL Investments, XLGI Ltd and XL Insurance is One Bermudiana Road, Hamilton HM 08 Bermuda,  (ii) XLGI LLC is 1540 Broadway, 25th Floor, New York, NY 10036, and (iii) each of the entities, directors and executive officers named on Schedule I (each, a “Scheduled Person” and collectively, the “Scheduled Persons”) is listed thereon, which Schedule I is incorporated by reference herein.

(c) The principal business of XL Investments is that of a company engaged in making investments.  The principal business of XLGI Ltd is providing investment-related services solely to XL Investments and various other subsidiaries of XL Group plc.  The principal business of XL Insurance is the provision of insurance and reinsurance coverages to industrial, commercial and professional firms, insurance companies and other enterprises on a worldwide basis.  The principal business of XLGI LLC is providing investment-related services solely to subsidiaries of XL Group plc.  The principal business of each of the Scheduled Persons is listed on Schedule I, which Schedule I is incorporated herein by reference.

(d) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons, nor, to their knowledge, any of the Scheduled Persons, has during the last five years been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Each of XL Investments, XLGI Ltd and XL Insurance is organized under the laws of Bermuda.  XLGI LLC is organized under the laws of Delaware.  Except as otherwise indicated on Schedule I hereto, each of the directors and executive officers named on Schedule I hereto is a United States citizen, which Schedule I is incorporated herein by reference.

Item 3.	Source and Amount of Funds or Other Consideration.

In March 2012, XL Investments acquired 1,562,500 shares (after giving effect to the Reverse Stock Split (as defined below)) of the Company’s Common Stock for an aggregate purchase price of $25,000,000.  In connection with this purchase of Common Stock and the agreement of XL Investments to purchase from the Company certain additional shares of Common Stock in the future under certain circumstances, XL Investments also received warrants (the “Warrants”) to purchase 3,125,000 shares (after giving effect to the Reverse Stock Split) of Common Stock at an exercise price per share equal to 105% of the price per share of Common Stock in the Company’s initial public offering (the “IPO”), which was consummated on March 27, 2013.  The Warrants are not currently exercisable until July 25, 2013 and thus are not currently beneficially owned by any of the Reporting Persons.

In March 2012, in connection with the acquisition by XL Investments of the Common Stock and the Warrants described above, XL Global, Inc. (“XL Global”) acquired an equity interest in Oak Circle Capital Partners LLC (“Oak Circle”); Oak Circle serves as the manager of the Company.  Pursuant to the Amended and Restated Letter Agreement, dated as of March 25, 2013 (the “Plan Letter Agreement”), between the Company, XL Global, Oak Circle and certain officers and employees of Oak Circle (such officers and employees, the “Initial Members”), if Oak Circle receives any grants of Common Stock from the Company pursuant to the Five Oaks Investment Corp. Manager Equity Plan, any such grants not subsequently allocated by Oak Circle to any of its employees who are not Initial Members, shall be allocated among the holders of equity interests in Oak Circle pro rata in respect of the amounts of equity interests held at the time of grant.

On March 27, 2013, immediately prior to completion of the IPO, the Company conducted a one-for-16 reverse stock split (the “Reverse Stock Split”).  On March 27, 2013, pursuant to its prior agreements, XL Investments purchased 1,666,667 shares of Common Stock in a private placement concurrent with the Company’s IPO for an aggregate purchase price of $25,000,005 (the “Private Placement”).

The total amount of funds used by XL Investments to purchase these shares of Common Stock and Warrants from March 2012 through March 27, 2013 was $50,000,005, before transactions costs.  All of the funds required to acquire these shares of Common Stock and Warrants were furnished from the working capital of XL Investments.

On March 27, 2013, Oak Circle distributed 8,175 shares of Common Stock to XL Global in accordance with the terms and provisions of the Plan Letter Agreement described above.  XL Global did not pay any additional consideration for such shares of Common Stock distributed to it pro rata in respect of its equity interest in Oak Circle.  The shares of Common Stock received by XL Global on March 27, 2013 in accordance with the terms and provisions of the Plan Letter Agreement are subject to certain vesting requirements, though XL Global has the right to vote all such unvested shares of Common Stock and thus such shares may be deemed to be beneficially owned by XL Global.

Item 4.	Purpose of Transaction.

The acquisitions by XL Investments of the Common Stock and the Warrants were effected because of the Reporting Persons’ belief that the Common Stock represented an attractive investment.  As described above, the allocation by Oak Circle to XL Global of shares of Common Stock was pursuant to the terms of the Plan Letter Agreement.  The Reporting Persons may from time to time acquire additional shares of the Company’s Common Stock or engage in discussions with the Company concerning further acquisitions of shares of its Common Stock or further investments in the Company.  Such further acquisitions or investments could be material.  The Reporting Persons intend to review their investment in the Company on a continuing basis and, depending on the price and availability of shares of Common Stock, subsequent developments affecting the Company, the Company’s business and prospects, other investments and business opportunities available to the Reporting Persons, general stock market and economic conditions, tax considerations and other factors considered relevant, may decide at any time to increase, or to decrease, the size of their investment in the Company or to sell any or all of the securities of the Company that they hold.

XL Investments is a company engaged in making investments.  In connection with that business, the Reporting Persons periodically seek to make significant investments in the entities in which they invest and/or engage in discussions with the management of the entities in which they invest.  The Reporting Persons may in the future seek to engage in discussions with management and the board of directors of the Company concerning the business, strategy and/or operations of the Company and/or concerning potential investments by the Reporting Persons in securities of the Company and/or its subsidiaries.  Such discussions may relate to one or more of the transactions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Except as set forth in this statement, none of the Reporting Persons, nor, to the best of their knowledge, any Scheduled Person, has any plans or proposals that relate to or would result in:  (a) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Company or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Company or any of its subsidiaries; (d) any change in the present Board of Directors or management of the Company, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (e) any material change in the present capitalization or dividend policy of the Company; (f) any other material change in the Company’s business or corporate structure; (g) changes in the Company’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) a class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to any of those enumerated above.

Item 5.	Interest in Securities of the Issuer.

(a) As of March 27, 2013, after giving effect to the IPO and the Private Placement, each of XL Investments and XLGI Ltd may be deemed to beneficially own 3,229,167 shares of Common Stock, representing 43.70% of the outstanding shares of Common Stock, based on 7,389,250 shares of Common Stock outstanding as of March 27, 2013 (after giving effect to the IPO and the Private Placement), as reported by the Company to representatives of XL Investments.   As of March 27, 2013, after giving effect to the IPO and the Private Placement, each of XL Insurance and XLGI LLC may be deemed to beneficially own 3,237,342 shares of Common Stock, representing 43.81% of the outstanding shares of Common Stock, based on 7,389,250 shares of Common Stock outstanding as of March 27, 2013 (after giving effect to the IPO and the Private Placement).

The Reporting Persons may be deemed to constitute a “person” or “group” within the meaning of Section 13(d)(3) of the Exchange Act.  The filing of this Schedule 13D shall not be construed as an admission of such beneficial ownership or that the Reporting Persons constitute a person or group.

(b) Each of the Reporting Persons shares the power to vote or to direct the vote and to dispose or to direct the disposition of 3,229,167 shares of Common Stock it may be deemed to beneficially own.  In addition, each of XL Insurance and XLGI LLC share the power to vote or to direct the vote of 8,175 additional shares of Common Stock they may be deemed to beneficially own.

(c) As described above, (i) on March 27, 2013, pursuant to its prior agreements, XL Investments purchased 1,666,667 shares of Common Stock pursuant to the Private Placement for an aggregate purchase price of $25,000,005 and (ii) on March 27, 2013, Oak Circle distributed 8,175 shares of Common Stock to XL Global in accordance with the terms and provisions of the Plan Letter Agreement described above.  XL Global did not pay any additional consideration for such shares of Common Stock.

No other transactions in Common Stock were effected during the past sixty days by the Reporting Person or, to their knowledge, any of the Scheduled Persons.

(d) Except as set forth in this Item 5, no person other than each respective record owner referred to herein of the shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Common Stock.

(e) Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into the Joint Filing Agreement attached hereto as Exhibit A with respect to the joint filing of this Schedule 13D and any amendment or amendments thereto.

The Company, XL Investments, Oak Circle and certain officers and employees of Oak Circle entered into the Amended and Restated Registration Rights Agreement, dated as of December 18, 2012 (as amended, the “RRA”).  Pursuant to the RRA, XL Investments and its affiliates have certain demand and piggyback registration rights as to shares they own of Common Stock, in each case commencing 180 days after the IPO.  This description of certain provisions of the RRA is qualified in its entirety by reference to the copy of the form of RRA filed as Exhibit 10.2  to the Company’s Registration Statement on Form S-11, File No. 333-185570, as originally filed with the Securities and Exchange Commission on December 20, 2012, or as subsequently amended (the “Registration Statement”), which is hereby incorporated by reference herein.

Pursuant to the Plan Letter Agreement (as defined above), if Oak Circle receives any grant of Common Stock from the Company pursuant to the Plan, any such grants not subsequently allocated by Oak Circle to any of its employees who are not Initial Members, shall be allocated among the holders (including XL Global) of equity interests in Oak Circle pro rata in respect of the amounts of equity interests held at the time of grant.  This description of certain provisions of the Plan Letter Agreement is qualified in its entirety by reference to the copy of the Plan Letter Agreement filed as Exhibit 10.3 to the Registration Statement, which is hereby incorporated by reference herein.

Pursuant to a separate Amended and Restated Letter Agreement, dated as of March 25, 2013, between the Company, XL Global, Oak Circle and the Initial Members, if any Initial Member receives any amounts from the Company (other than as covered by the Plan Letter Agreement), any of its subsidiaries or any other fund or vehicle in the future managed by Oak Circle or any of its affiliates, XL Global shall be entitled to receive a certain portion of such amounts based on its equity interest in Oak Circle at such time.

Pursuant to the Warrants (as defined above), XL has the right to purchase 3,125,000 shares (after giving effect to the Reverse Stock Split) of Common Stock at an exercise price per share equal to $15.75.  The Warrants are exercisable commencing July 25, 2013 and have an expiration date of September 29, 2019.  The exercise price and the number of shares of Common Stock subject to the Warrants are subject to adjustment from time to time in accordance with the terms set forth therein.  This description of certain provisions of the Warrants is qualified in its entirety by reference to the copy of the form of Warrant filed as Exhibit 10.4 to the Registration Statement, which is hereby incorporated by reference herein.

Pursuant to a Letter Agreement, dated as of January 28, 2013, between XL Investments and the Company, the Company agreed that XL Investments will be permitted to transfer its shares of Common Stock to any affiliate of XL Investments, subject to certain restrictions.

Pursuant to a Letter Agreement, dated as of March 12, 2013 (the "Lock-Up Letter Agreement"), XL Investments agreed with the underwriters in the IPO that for 180 days after closing of the IPO (subject to extension in certain circumstances), XL Investments will not, subject to certain exceptions, sell or transfer any shares of Common Stock without the prior consent of the representatives of the underwriters.

Item 7.	Material to Be Filed as Exhibits.

Exhibit 24.	Limited Power of Attorney, dated as of April 4, 2013, executed by the Reporting Persons.

Exhibit 99.1.	Joint Filing Agreement, dated as of April 8, 2013, by and among XL Investments, XLGI Ltd, XL Insurance and XLGI LLC.

Exhibit 99.2.
Amended and Restated Registration Rights Agreement, dated as of December 18, 2012, by and among the Company, XL Investments, Oak Circle and certain other persons party thereto (incorporated herein by reference to Exhibit 10.2 to the Company’s Registration Statement on Form S-11, File No. 333-185570, as originally filed with the Securities and Exchange Commission on December 20, 2012 and as subsequently amended).

Exhibit 99.3.
Amended and Restated Letter Agreement, dated as of March 25, 2013, between the Company, XL Global, Oak Circle Capital Partners LLC,  and the other persons party thereto (incorporated herein by reference to Exhibit 10.3 to the Company’s Registration Statement on Form S-11, File No. 333-185570, as originally filed with the Securities and Exchange Commission on December 20, 2012 and as subsequently amended).

Exhibit 99.4.	Amended and Restated Letter Agreement, dated as of March 25, 2013, between the Company, XL Global, Oak Circle Capital Partners LLC, and the other persons party thereto.

Exhibit 99.5.
Form of Warrant as to the purchase by XL Investments of shares of Common Stock of the Company (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form S-1, File No. 333-185570, as originally filed with the Securities and Exchange Commission on December 20, 2012 and as subsequently amended).

Exhibit 99.6.	Letter Agreement, dated as of January 28, 2013, between XL Investments and the Company.

Exhibit 99.7.
Lock-Up Letter Agreement, dated as of March 12, 2013, between XL Investments, Barclays Capital Inc. and Credit Suisse Securities (USA) LLC incorporated herein by reference to Exhibit 1.1 to the Company’s Registration Statement on Form S-11/A, File No. 333-185570, as originally filed with the Securities and Exchange Commission on January 22, 2013 and as subsequently amended).

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 8, 2013	XL INVESTMENTS LTD
	By:	/s/ George Bumeder George Bumeder as Authorized Person
Dated: April 8, 2013	XL GROUP INVESTMENTS LTD
	By:	/s/ George Bumeder George Bumeder as Authorized Person
Dated: April 8, 2013	XL INSURANCE (BERMUDA) LTD
	By:	/s/ George Bumeder George Bumeder as Authorized Person
Dated: April 8, 2013	XL GROUP INVESTMENTS LLC
	By:	/s/ George Bumeder George Bumeder as Authorized Person

SCHEDULE I

XL Global is a wholly owned subsidiary of X.L. America, Inc., which is a wholly owned subsidiary of XL Financial Holdings (Ireland) Limited, which is a wholly owned subsidiary of XL Insurance.  XLGI LLC is a wholly owned subsidiary of XL Reinsurance America Inc., which is a wholly owned subsidiary of X.L. America, Inc.  XL Insurance is a wholly owned subsidiary of EXEL Holdings Limited, which is a wholly owned subsidiary of XL Company Switzerland GmbH, which is a wholly owned subsidiary of XLIT Ltd, which is a wholly owned subsidiary of XL Group plc.

X.L. America, Inc. is organized in Delaware with its principal place of business located at Seaview House, 70 Seaview Avenue, Stamford, CT 06902.  XL Financial Holdings (Ireland) Limited is organized in Ireland with its principal place of business located at La Touche House, International Financial Services Centre, Dublin 1, Ireland.  XL Reinsurance America Inc. is organized in New York with its principal place of business located at 70 Seaview Avenue, Stamford, CT 06902.  EXEL Holdings Limited is organized in the Cayman Islands with its principal place of business located c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  XL Company Switzerland GmbH is organized in Switzerland with its principal place of business located c/o Reichlin & Hess, Hoftstrasse I.A. CH-6034, Zug, Switzerland.  XLIT Ltd. is organized in the Cayman Islands with its principal place of business located c/o Maples Corporate Services Limited, P.O. Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands.  XL Group plc is organized in Ireland with its principal place of business located at No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland.

Set forth below is the name, business address, and present principal occupation of each of the executive officers and directors of XL Group plc and of each of the Reporting Persons.   Except as otherwise indicated, each such person is a citizen of the United States.

XL Group plc

Name	Present Business Address	Present Principal Occupation
Directors:
Robert R. Glauber	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Lecturer, Harvard Kennedy School of Government
Ramani Ayer	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former Chairman and CEO of the Hartford Financial Services Group, Inc.
Dale Comey	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former Executive Vice President, ITT Corporation
Herbert Haag (citizen of Switzerland)	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former President and CEO, PartnerRe Ltd.
Suzanne Labarge (citizen of Canada)	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former Vice Chairman and Chief Risk Officer, Royal Bank of Canada (RBC Financial Group

Joseph Mauriello	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former Deputy Chairman and Chief Operating Officer, KPMG LLP (United States)
Michael McGavick	100 Washington Blvd., Stamford, CT 06902	CEO, XL Group plc
Eugene M. McQuade	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	CEO, Citibank, N.A.
Clayton S. Rose	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Professor of Management Practice, Harvard Business School
John M. Vereker (citizen of United Kingdom)	No. 1 Hatch Street Upper, 4th Floor, Dublin 2, Ireland	Retired, former Governor and Commander-in-Chief, Bermuda

Executive Officers Not Otherwise Listed Above:
Susan L. Cross	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Global Chief Actuary
Kirstin Gould	One Bermudiana Road, Hamilton, Bermuda HM 08	Executive Vice President, General Counsel and Secretary
Gregory S. Hendrick	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Executive, Insurance Operations
Myron Hendry	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Platform Officer
Peter R. Porrino	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Financial Officer
Jacob D. Rosengarten	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Enterprise Risk Officer
Sarah E. Street (citizen of United Kingdom)	1540 Broadway, New York, NY 10036	Executive Vice President and Chief Investment Officer
James Veghte	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Executive, Reinsurance Operations
Eileen Whelley	100 Washington Blvd., Stamford, CT 06902	Executive Vice President and Chief Human Resources Officer

XL Investments

Name	Present Business Address	Present Principal Occupation
Directors:
Stuart Clare (citizen of Australia)	One Bermudiana Road, Hamilton, Bermuda HM 08	Senior Vice President and Head of Investment Operations, XLGI Ltd
Mary Hayward (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Senior Vice President and Head of Fixed Income, XLGI Ltd
C. Stanley Lee (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Chief Financial Officer, XL Insurance

Executive Officers Not Otherwise Listed Above:
None

XLGI Ltd

Name	Present Business Address	Present Principal Occupation
Directors:
Stuart Clare (citizen of Australia)	One Bermudiana Road, Hamilton, Bermuda HM 08	Senior Vice President and Head of Investment Operations
Mary Hayward (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Senior Vice President and Head of Fixed Income
C. Stanley Lee (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Chief Financial Officer, XL Insurance
Sarah E. Street (citizen of United Kingdom)	1540 Broadway, New York, NY 10036	Executive Vice President and Chief Investment Officer, XL Group plc
Executive Officers Not Otherwise Listed Above:
None

XL Insurance

Name	Present Business Address	Present Principal Occupation
Directors:
Kimberly Holmes	One Bermudiana Road, Hamilton, Bermuda HM 08	Senior Vice President, Strategic Analytics
Matthew Irvine (citizen of United Kingdom)	One Bermudiana Road, Hamilton, Bermuda HM 08	Chief Underwriting Officer
Fielding Norton	One Bermudiana Road, Hamilton, Bermuda HM 08	Deputy Chief Enterprise Risk Officer, XL Group plc
Simon Rich (citizen of United Kingdom)	One Bermudiana Road, Hamilton, Bermuda HM 08	Global Treasurer, XL Group plc
Patrick D. Tannock (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	President
Executive Officers Not Otherwise Listed Above:
James Loder	One Bermudiana Road, Hamilton, Bermuda HM 08	Chief Underwriting Officer, Transactional and Complex Risk
Kim Wilkerson (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	General Counsel
Catherine Duffy (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Underwriting Manager
Carla Greaves (citizen of Bermuda)	One Bermudiana Road, Hamilton, Bermuda HM 08	Chief Excess Casualty Underwriter
Kevin Topple (citizen of United Kingdom)	One Bermudiana Road, Hamilton, Bermuda HM 08	Regional Head of Claims - Bermuda

XLGI LLC

Name	Present Business Address	Present Principal Occupation
Managers:
Sarah E. Street (citizen of United Kingdom)	1540 Broadway, New York, NY 10036	Executive Vice President and Chief Investment Officer, XL Group plc
Thomas Burke	1540 Broadway, New York, NY 10036	Executive Vice President, Head of Alternatives
Executive Officers Not Otherwise Listed Above:
W. Steadman Watson, Jr.	1540 Broadway, New York, NY 10036	Executive Vice President, Global Head, Strategy and Analytics
Jeffrey Lobo	1540 Broadway, New York, NY 10036	Senior Vice President, Head of Investment Risk
David Czerniecki	1540 Broadway, New York, NY 10036	Senior Vice President, Senior Portfolio Manager
Matthew Murabito	1540 Broadway, New York, NY 10036	General Counsel and Secretary
George Bumeder	1540 Broadway, New York, NY 10036	Senior Vice President, Investment Manager Business and Alternatives